                                  LOGNET, INC.

                     1999 CONSOLIDATED FINANCIAL STATEMENTS

                                  LOGNET, INC.

                     1999 CONSOLIDATED FINANCIAL STATEMENTS








                                TABLE OF CONTENTS
                                -----------------


                                                                            PAGE
                                                                            ----
FINANCIAL STATEMENTS:

   INDEPENDENT AUDITORS' REPORT                                           1 - 2

   EXHIBIT "A" - CONSOLIDATED BALANCE SHEETS                              3

   EXHIBIT "B" - CONSOLIDATED STATEMENTS OF OPERATIONS                    4

   EXHIBIT "C" - CONSOLIDATED STATEMENTS OF CASH FLOWS                    5 - 6

   EXHIBIT "D" - CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY           7 - 8

   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS                             9 - 16

                      F R E E M A N   &   D A V I S   L L P
            C e r t i f i e d   P u b l i c   A c c o u n t a n t s



Harold N. London, CPA
Robert H. Feldstein, CPA                       225 West 34th Street, Suite 320
Stuart H. Levitt, CPA                               New York, N.Y.  10122-0397
Gerald Lubowsky, CPA
Arthur Schwartzman, CPA
Zvi Levavy, CPA                                        Telephone: 212-594-8155
                                                      Telecopier: 212-465-0520
-----------------------

Philip J. London


                          INDEPENDENT AUDITORS' REPORT
                          ----------------------------

To The Board of Directors and Stockholders of
LogNet, Inc.:

     We have audited the consolidated balance sheets of LogNet, Inc. and subsidiary as of December 31, 1999 and 1998, and the related consolidated statements of operations, stockholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the financial statements of Lognet Systems, Ltd., a wholly-owned subsidiary, whose statements reflect total assets constituting approximately 75% and 55% respectively as of December 31, 1999 and 1998 and total revenues constituting approximately 75% and 100% respectively of the related consolidated totals for the years then ended. Those statements were audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to the amounts included for LogNet Systems, Ltd., is based solely on the report of the other auditors.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosure in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the report of other auditors provide a reasonable basis for our opinion.

     In our report dated May 12, 2000, we stated that because of inadequacies in the Company's records, we were unable to form an opinion regarding the stockholders' equity (deficit) amounts reflected on the Company's balance sheet as at December 31, 1999. As reflected in the accompanying financial statements, the components of the stockholders' equity (deficit) amounts as at December 31, 1999 have been determined and subjected to satisfactory audit tests. Accordingly, our present opinion on the 1999 financial statements, as presented herein, is different from that expressed in our previous report.

     In our opinion, based on our audits and the report of other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of LogNet, Inc. and subsidiary as of December 31, 1999 and 1998 and the results of their operations and their cash flows for the years then ended in conformity with generally accepted accounting principles.

     The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As shown in the financial statements, the Company incurred a net loss of $1,632 during the year ended December 31, 1999 and, as of that date had a working capital deficiency of $653 and a deficiency in stockholders' equity of $556. (All preceding amounts are presented in U.S. dollars in thousands). These conditions raise substantial doubt about the Company's ability to continue as a going concern. As described in Note 1 to the financial statements, the Company is currently negotiating with a public United States company for the sale of all of its capital stock. The financial statements do not include any adjustments that might result from the outcome of these uncertainties.


                                          FREEMAN & DAVIS LLP


New York, New York
May 22, 2000

                                                                     EXHIBIT "A"
                                  LOGNET, INC.
                           CONSOLIDATED BALANCE SHEETS
                            U.S. DOLLARS IN THOUSANDS
                               (EXCEPT SHARE DATA)
                                                                DECEMBER 31,
                                                            -------------------
                                                             1999         1998
                                                            ------       ------
                                   A S S E T S
CURRENT ASSETS
   Cash and cash equivalents                                $   68       $  824
   Accounts receivable:
      Trade                                                    342          315
      Other - primarily employees                               27           14
   Inventories                                                 102          168
                                                            ------       ------
      TOTAL CURRENT ASSETS                                     539        1,321
                                                            ------       ------

SEVERANCE PAY FUND                                             133          150
                                                            ------       ------

PLANT AND EQUIPMENT                                            378          414
   Less: Accumulated depreciation                              194          238
                                                            ------       ------
      NET PLANT AND EQUIPMENT                                  184          176
                                                            ------       ------
                                                            $  856       $1,647
                                                            ======       ======

                LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)

CURRENT LIABILITIES
   Short-term indebtedness to bank                          $  386       $  116
   Accounts payable:
      Trade                                                    370          651
      Other - primarily government authorities and
        accrued expenses                                       436          410
                                                            ------       ------
     TOTAL CURRENT LIABILITIES                               1,192        1,177
                                                            ------       ------

ACCRUED SEVERANCE PAY                                          220          256
                                                            ------       ------
STOCKHOLDERS' EQUITY (DEFICIT)
   Preferred Stock, Series A cumulative convertible,
      $.001 per value per share:
      Authorized              5,000,000 shares
      Issued and outstanding    968,925 shares                   1            1
         Liquidation preference $1,350
   Preferred Stock, Series B convertible,
      $2.992 stated value per share:
      Authorized                334,225 shares
      Issued and outstanding    150,400 shares                 450            -
   Common Stock, $.001 par value per share:
      Authorized             10,000,000 shares
      Issued and outstanding    702,175 shares                   1            1
   Additional paid-in-capital                                1,444        1,045
   Accumulated deficit                                      (2,482)        (850)
   Accumulated other comprehensive income                       30           17
                                                            ------       ------
     TOTAL STOCKHOLDERS' EQUITY (DEFICIT)                     (556)         214
                                                            ------       ------
                                                            $  856       $1,647
                                                            ======       ======

        The accompanying notes are an integral part of these consolidated financial statements.

                                                                     EXHIBIT "B"
                                  LOGNET, INC.
                      CONSOLIDATED STATEMENTS OF OPERATIONS
                            U.S. DOLLARS IN THOUSANDS
                               (EXCEPT SHARE DATA)

                                                                 YEAR ENDED
                                                                DECEMBER 31,
                                                             ------------------

                                                              1999        1998
                                                             -------     ------

SALES                                                        $ 1,678     $1,446

COST OF SALES                                                    355        449
                                                             -------     ------

GROSS PROFIT                                                   1,323        997

RESEARCH AND DEVELOPMENT COSTS, NET                              848        637

SELLING AND MARKETING EXPENSES                                   504        793

GENERAL AND ADMINISTRATIVE EXPENSES                            1,529        370
                                                             -------     ------

OPERATING LOSS                                                (1,558)      (803)

OTHER INCOME (EXPENSE), NET                                      (74)        46
                                                             -------     ------

NET LOSS                                                     $(1,632)    $ (757)
                                                             =======     ======

        The accompanying notes are an integral part of these consolidated financial statements.

                                                                     EXHIBIT "C"
                                  LOGNET, INC.
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                            U.S. DOLLARS IN THOUSANDS
                               (EXCEPT SHARE DATA)

                                                                 YEAR ENDED
                                                                DECEMBER 31,
                                                             ------------------
                                                              1999        1998
                                                             -------     ------

Net loss                                                     $(1,632)    $ (757)
Adjustments to reconcile net loss to net cash used in
   operating activities:
      Noncash items:
         Depreciation                                             75         59
         Value of options and warrants issued for
            services received by the Company                      62         77
         Capital loss                                              8       --
      Changes in assets and liabilities affecting
          operating activities:
          Decrease (increase) in assets:
            Accounts receivable:
               Trade (net)                                       (34)         8
               Other                                              (6)        68
             Inventories                                          66        129
         Increase (decrease) in liabilities:
            Accounts payable:
               Trade (net)                                      (281)       153
               Other                                              26        207
            Accrued severance pay, net                           (19)       (64)
                                                             -------     ------

NET CASH USED IN OPERATING ACTIVITIES
   (CARRIED FORWARD)                                          (1,735)      (120)
                                                             -------     ------




                                   (CONTINUED)

        The accompanying notes are an integral part of these consolidated financial statements.

                                                                     EXHIBIT "C"
                                                                     (CONTINUED)
                                  LOGNET, INC.
              CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)
                            U.S. DOLLARS IN THOUSANDS
                               (EXCEPT SHARE DATA)

                                                                 YEAR ENDED
                                                                DECEMBER 31,
                                                              -----------------
                                                                1999       1998
                                                              -------     -----

NET CASH USED IN OPERATING ACTIVITIES
   (BROUGHT FORWARD)                                          $(1,735)    $(120)
                                                              -------     -----

CASH FLOWS FROM INVESTING ACTIVITIES
   Payment for plant and equipment additions                     (126)      (14)
   Proceeds from realization of fixed assets                       35      --
                                                              -------     -----

NET CASH USED IN INVESTING ACTIVITIES                             (91)      (14)
                                                              -------     -----

CASH FLOWS FROM FINANCING ACTIVITIES
   Proceeds from issuance of preferred stock, net                 787       911
   Net proceeds of short-term indebtedness to banks               270        21
                                                              -------     -----

NET CASH PROVIDED BY FINANCING ACTIVITIES                       1,057       932
                                                              -------     -----

EFFECT OF EXCHANGE RATE CHANGES ON CASH
   AND CASH EQUIVALENTS                                            13        20
                                                              -------     -----

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS             (756)      818

CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR                    824         6
                                                              -------     -----

CASH AND CASH EQUIVALENTS AT END OF YEAR                      $    68     $ 824
                                                              =======     =====

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
   Cash paid during the year for:
      Interest                                                $    23     $  20
      Income taxes                                            $     1      --

        The accompanying notes are an integral part of these consolidated financial statements.

                                                                                                                EXHIBIT "D"
                                                        LOGNET, INC.
                                       CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY
                                         FOR THE TWO YEARS ENDED DECEMBER 31, 1999
                                                 U.S. DOLLARS IN THOUSANDS
                                                    (EXCEPT SHARE DATA)

                                                                     PREFERRED      PREFERRED                      ADDITIONAL
                                                                       STOCK         STOCK          COMMON          PAID-IN
                                                                     SERIES A       SERIES B        STOCK           CAPITAL
                                                                     --------       --------        -----           -------

BALANCE (DEFICIT)- JANUARY 1, 1998                                      $-             $--            $1            $   58

Issuance of 717,735 shares Series A ($.001 par value per
  share) cumulative convertible preferred stock at $1.394
  per share, net of $89 of costs associated with the
  issuance (adjusted for effect of a stock dividend in
  February 1999, described in Note 1)                                    1             --              -               910

Issuance of options and warrants for services received                   -             --              -                77

Net loss for year                                                        -             --              -              --

Cumulative translation adjustments                                       -             --              -              --
                                                                        --            ----            --            ------

TOTAL COMPREHENSIVE INCOME (LOSS)

BALANCE (DEFICIT) - DECEMBER 31, 1998                                    1             --              1             1,045

Issuance in May 1999 of 251,190 shares Series A
  ($.001 par value per share) cumulative
  convertible preferred stock at $1.394 per share                        -             --              -               350

Issuance in November 1999 of 150,400 shares
   Series B convertible preferred stock at $2.992
   stated value per share                                                -             450             -              --

Costs associated with the issuance of
  Series A and Series B preferred stock                                  -             --              -               (13)

Issuance of options and warrants for services received                   -             --              -                62

Net loss for year                                                        -             --              -              --

Cumulative translation adjustments                                       -             --              -              --
                                                                        --            ----            --            ------

TOTAL COMPREHENSIVE INCOME (LOSS)

BALANCE (DEFICIT) - DECEMBER 31, 1999                                   $1            $450            $1            $1,444
                                                                        ==            ====            ==            ======

                                                        (CONTINUED)

                  The accompanying notes are an integral part of these consolidated financial statements.

                                                                                                                         EXHIBIT "D"
                                                            LOGNET, INC.
                                           CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY
                                              FOR THE TWO YEARS ENDED DECEMBER 31, 1999
                                                      U.S. DOLLARS IN THOUSANDS
                                                         (EXCEPT SHARE DATA)
                                                             (CONTINUED)

                                                                                     ACCUMULATED
                                                                                        OTHER                            TOTAL
                                                                                    COMPREHENSIVE  COMPREHENSIVE      STOCKHOLDERS'
                                                                   ACCUMULATED         INCOME         INCOME             EQUITY
                                                                     DEFICIT           (LOSS)         (LOSS)            (DEFICIT)
                                                                   -----------      -------------  -------------      -------------

BALANCE (DEFICIT)- JANUARY 1, 1998                                   $   (93)           $(3)                            $   (37)

Issuance of 717,735 shares Series A ($.001 par value
  per share) cumulative convertible preferred stock at $1,394 per share, net of $89 of costs associated with the
  issuance (adjusted for effect of a stock dividend in
  February 1999, described in Note 1)                                   --               --                                 911

Issuance of options and warrants for services received                  --               --                                  77

Net loss for year                                                       (757)            --            $  (757)            (757)

Cumulative translation adjustments                                      --               20                 20               20
                                                                     -------            ---            -------          -------

TOTAL COMPREHENSIVE INCOME (LOSS)                                                                      $  (737)
                                                                                                       =======

BALANCE (DEFICIT) - DECEMBER 31, 1998                                   (850)            17                                 214

Issuance in May 1999 of 251,190 shares Series A
  ($.001 par value per share) cumulative convertible
  preferred stock at $1.394 per share                                   --               --                                 350

Issuance in November 1999 of 150,400 shares
  Series B convertible preferred stock at $2.992
  stated value per share                                                --               --                                 450

Costs associated with the issuance of
  Series A and Series B preferred stock                                 --               --                                 (13)

Issuance of options and warrants for services received                  --               --                                  62

Net loss for year                                                     (1,632)            --            $(1,632)          (1,632)

Cumulative translation adjustments                                      --               13                 13               13
                                                                     -------            ---            -------          -------

TOTAL COMPREHENSIVE INCOME (LOSS)                                                                      $(1,619)
                                                                                                       =======

BALANCE (DEFICIT) - DECEMBER 31, 1999                                $(2,482)           $30                             $  (556)
                                                                     =======            ===                             =======

                       The accompanying notes are an integral part of these consolidated financial statements.

                                  LOGNET, INC.

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                DECEMBER 31, 1999
                            U.S. DOLLARS IN THOUSANDS
                               (EXCEPT SHARE DATA)


NOTE 1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

            PRINCIPLES OF PRESENTATION AND BUSINESS ACTIVITIES

         On September 15, 1998 Lognet, Inc. was incorporated under the laws of the State of New York. The accompanying financial statements include the accounts of Lognet, Inc. (the "Parent") and Lognet Systems, Ltd. and its subsidiary* (the "Subsidiary") on a consolidated basis (the "Company"). All significant intercompany accounts and transactions are eliminated in consolidation.

         * Lognet Systems, Inc., a Massachusetts corporation, is the wholly-owned subsidiary of Lognet Systems, Ltd. In 1999, the Massachusetts corporation was liquidated and all of its assets and liabilities were transferred to the Parent.

         In September 1998 Lognet, Inc. acquired all of the 123,250 outstanding common A shares of Lognet Systems, Ltd., an Israeli company in exchange for the issuance of 123,250 shares of its common stock. The transaction has been accounted for in a manner similar to that in "pooling of interests" accounting pursuant to which the recorded assets and liabilities of the individual companies are carried forward at their recorded amounts and the consolidated income includes income of the individual companies since January 1, 1998. Separate balance sheets and separate details of operations of each of the combining companies before the 1998 combination are not presented inasmuch as Lognet, Inc. did not exist prior to the business combination.

         On November 13, 1998, the Parent issued 143,547 shares of cumulative convertible preferred stock, at $6.97 per share for an aggregate price of $1,000 ($1 million).

         In February 1999, the board of directors of the Parent declared a "stock dividend" whereby the Parent issued 4 additional shares of its common and preferred stock for every 1 outstanding share.

         On March 12, 1999, the Parent was merged into Lognet Acquisition, Inc. ("Acquisition"), a Delaware Corporation that had no assets and liabilities or operations. One common share of Acquisition common stock was issued for each outstanding common share of the Parent. In addition, one share of Acquisition cumulative convertible preferred stock was issued in connection with the merger for each share of the Parent Series A cumulative convertible preferred stock outstanding. The surviving Company's name was changed to Lognet, Inc.

         The Parent received gross proceeds of $800 in connection with the sale of Series A preferred stock ($350) in May 1999 and Series B preferred stock ($450) in November 1999. Costs associated with the sales aggregated $13.

         The accompanying financial statements have been prepared in conformity with generally accepted accounting principles which contemplates continuation of the Company as a going concern. The Company has incurred substantial operating losses from operations in 1998 and 1999 and as at December 31, 1999 reflects deficiencies in working capital and stockholders' equity. These conditions indicate that the Company may be unable to continue as a going concern. Management is currently negotiating with a public United States company for the sale of all of its capital stock. However, there can be no assurance that the sale will be consummated. These financial statements do not include any adjustments that might result from the outcome of these uncertainties

         NATURE OF OPERATIONS

         The Company manufactures hardware and software products in Israel which are designed for linkage between PC's and central computers. Sales, marketing and customer support services for the Company's hardware and software products are conducted in the United States. The Company's customers are located primarily in Israel, the United States and Canada.

         USE OF ESTIMATES IN PREPARING FINANCIAL STATEMENTS

         The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

         CONCENTRATIONS OF CREDIT RISK

         Financial instruments which potentially expose the Company to concentrations of credit risk, as defined by Statement of Financial Accounting Standards No. 105, consist of cash and cash equivalents and trade accounts receivable.

         CASH AND CASH EQUIVALENTS

         The Company maintains its cash balances in several financial institutions located in the United States and Israel. The United States balances are insured by the Federal Deposit Insurance Corporation up to $100 in each institution. As at December 31, 1999, the Parent has no bank statement balances in excess of such insurance. As at December 31, 1999, management does not believe that the Subsidiary is exposed to any significant credit risk with regard to its cash balances.

         Cash equivalents are considered by the Company to be highly liquid investments which include short-term bank deposits originally purchased with maturities of three months or less.

         TRADE ACCOUNTS RECEIVABLE

         The Company's trade receivables reflect a broad customer base, both nationally and internationally. Credit limits, ongoing credit evaluation and account monitoring procedures are utilized to minimize the risk of loss. The Company does not generally require collateral. The Company maintains an allowance for specific debts whose collection is doubtful. Management does not believe significant credit risk exists at December 31, 1999.

         REVENUE RECOGNITION

         The Company recognizes revenues from sales of its products upon shipment.

         The Company generates revenues from licensing the rights to use its software products directly to end users. Revenues from software license agreements are recognized, in accordance with Statement of Position (SOP) 97-2 "Software Revenue Recognition", upon delivery of the software when collection is probable, the license fee is fixed or determinable, vendor-specific evidence exists to allocate the total fee to all undelivered elements of the arrangement and persuasive evidence of an arrangement exists.

         INVENTORIES

         Inventories are stated at the lower of cost or market value. Cost is determined as follows:

         Raw materials and supplies - by the "first in - first out" method.

         Finished products - on the basis of computed cost.

         RESEARCH AND DEVELOPMENT COSTS

         Research and development costs are charged to operations as incurred.

         ADVERTISING

         Advertising costs are expensed as incurred.

         ROYALTY-BEARING GRANTS

         Royalty-bearing grants from the Government of Israel for funding of approved research projects are recognized at the time the Company is entitled to such grants on the basis of the related costs incurred.

         PLANT AND EQUIPMENT

         Plant and equipment are stated at cost, less accumulated depreciation. The cost of major improvements and betterments to existing plant and equipment are capitalized, while maintenance and repairs are charged to expense when incurred. Depreciation is computed on the cost of plant and equipment on the straight-line method over the estimated useful lives of the assets.

         INCOME TAXES

         The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards (SFAS) No. 109, "Accounting for Income Taxes". This statement prescribes the use of the liability method, whereby deferred tax asset and liability account balances are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The Company provides a valuation allowance, if necessary, to reduce deferred tax assets to their estimated realizable value.

         RELATED PARTY TRANSACTIONS

         The Company shares or allocates various selling, general and administrative expenses between it and related parties. The aggregate amounts of such expenses are approximately $173, net of reimbursements.

         FOREIGN CURRENCY TRANSLATION

         The assets and liabilities of the Company's foreign operations are translated into U.S. dollars at current exchange rates, and revenues and expenses are translated at average exchange rates for the year. Resulting translation adjustments are reflected as a separate component of accumulated other comprehensive income in stockholders' equity (deficit).

NOTE 2.  INVENTORIES

         Inventories consist of the following at December 31, 1999 and 1998:

                                                           1999        1998
                                                          -----        ----
         Raw materials and supplies                        $ 67        $101
         Finished products                                   35          67
                                                           ----        ----

                                                           $102        $168
                                                           ====        ====

NOTE 3.  PLANT AND EQUIPMENT

         The following is a summary of costs of plant and equipment and related accumulated depreciation at year end dates, substantially all of which is owned by the Subsidiary:
                                                             DECEMBER 31,
                                                           ----------------
                                                           1999        1998
                                                           ----        ----
         Classification of Assets

         Computer and electronic equipment                 $238        $246
         Office furniture and equipment                      57          50
         Motor vehicles                                      83         118
                                                           ----        ----
                                                            378         414
         Less: Accumulated depreciation                     194         238
                                                           ----        ----
                                                           $184        $176
                                                           ====        ====

         As collateral for compliance with the terms of an investment grant of $75 from the State of Israel under the "Law for The Encouragement of Capital Investment, 1959", the Subsidiary has pledged its machinery, equipment, tools and real estate in favor of the State of Israel.

NOTE 4.  SHORT-TERM INDEBTEDNESS TO BANK

            In September 1999, the Parent was granted a $500 line of credit from Pennsylvania Business Bank for direct borrowings. The line of credit will mature on September 1, 2000 at which time the outstanding balance will become due. All borrowings under the line are secured by a lien on the Parent's tangible and intangible assets. Interest is payable monthly at the rate of 1.5% above the Bank's prime rate. Repayment of the indebtedness is guaranteed by certain stockholders and related parties, each of whom is jointly and severally liable on this agreement.

         As at December 31, 1999, the Company was directly indebted to Pennsylvania Business Bank in the amount of $386.

         The following summarizes short-term bank borrowings during the year ended December 31, 1999:

         Average amount of short-term borrowings during the year         $258
         Maximum amount of short-term borrowings at any month-end        $386

NOTE 5.  ACCRUED SEVERANCE PAY, NET

         The Subsidiary's liability for severance pay is calculated pursuant to Israeli severance pay law based on the most recent salary of the employees multiplied by the number of years of employment as of the balance sheet date. The Subsidiary records as expense the net increase in its funded or unfunded severance liability. Employees are entitled to one month salary for each year of employment, or a portion thereof. The Subsidiary's liability is fully provided by monthly deposits with severance pay funds, insurance policies and by an accrual. Deposits with severance pay funds and insurance policies are not under the control of the Subsidiary.


NOTE 6.  COMMITMENTS AND CONTINGENCIES

         REAL PROPERTY LEASE COMMITMENT - PARENT

         The Parent is committed under the terms of a 2 year lease for office space which commenced on August 1, 1999 at an annual rental of $36.

         CONTINGENCIES - SUBSIDIARY

         A. Royalties to the Chief Scientist

         In the event that the development of a specific product in which the Chief Scientist participated is successful, the Subsidiary is required to pay royalties at the rate of 3% - 5%, based on the sales revenues of that specific Subsidiary product, up to 100% of the grant received (linked to the exchange rate of the U.S. dollar). The balance of the commitment as of December 31, 1999 net of royalties paid or accrued, amounts to approximately $270.

         B. A claim was filed against the Subsidiary for the payment of a debt to a supplier in respect of products which were supplied in 1997 in the amount of $75. A provision amounting to $75 in respect of the aforementioned was included in the financial statements.

         C. The Subsidiary is in negotiation with respect to nonpayment of liabilities to an employee in the amount of $83. The Subsidiary disputed the employee's demand and argues that the employee is not entitled to any additional payment. Based upon the Subsidiary's legal counsel opinion, a full provision considering the maximum exposure was recorded by the Subsidiary.

         YEAR 2000 ISSUE

         The Year 2000 issue arises because many computerized systems use two digits rather than four to identify a year. Date-sensitive systems may recognize the Year 2000 as 1900 or some other date, resulting in errors. In addition, similar problems may arise in some systems which use certain dates in 1999 to represent something other than a date. The affects of the Year 2000 issue may be experienced before, on or after January 1, 2000, and, if not addressed, the impact on operations and financial reporting may range from minor errors to significant systems failure which could affect an entity's ability to conduct normal business operations. It is not possible to be certain that all aspects of the Year 2000 issue affecting the Company, including those related to the efforts of customers, suppliers, or other third parties, will be fully resolved.

NOTE 7.  INCOME TAXES

         PARENT (LOGNET, INC.)

         The Parent has incurred net operating losses for U.S. income tax purposes in the aggregate amount of approximately $1,000 which are available through 2019 as deductions from future income otherwise subject to U.S. income taxes. No deferred tax asset is recognized in the balance sheet as at December 31, 1999 in connection with the Parent's net operating loss inasmuch as a full valuation allowance has been established by management.

         SUBSIDIARY (LOGNET SYSTEMS, LTD.)

         A. The Subsidiary's production facilities have been granted an "approved enterprise" status under the State of Israel "Law for the Encouragement of Capital Investment, 1959". The Subsidiary is covered under two investment plans.

         The first plan is under the investment grant system. Income derived from the "approved enterprise" that was granted to that part of the Subsidiary's production facilities is liable to corporate tax at the rate of 25% during the benefit period which ended in 1998.

         The second plan (expansion plan) is under the alternative system of benefits - waiver of grants in return for tax exemption and, accordingly, income derived from the "approved enterprise" is tax-exempt for a period of ten years, commencing with the year it first earns taxable income.

         The Subsidiary is also entitled to claim accelerated deprecation on fixed assets used by the "approved enterprise".

         Distribution of cash dividends from income that was tax exempt due to the "approved enterprise" status, is subject to corporate tax at the rate of 25%.

         The period of tax benefits, detailed above, is subject to limits of 12 years from the commencement of production, or 14 years from the approval date, whichever is earlier.

         The above benefits are subject to compliance with the terms stipulated in the law and in the related regulations and with the approvals according to which the investments were made.

         If the Subsidiary does not comply with the terms of the grant, it may be required to refund the grant, in whole or in part, with interest and linkage differences from the date of receipt. Through December 31, 1999, the Subsidiary has complied with the terms of the grant.

         B. Taxation under inflationary conditions:

         In accordance with the Income Tax (Inflationary Adjustments) Law, 1985, the results for tax purposes are measured in real terms, based on the changes in the Israeli CPI.

         C. The Subsidiary has not recorded a deferred tax asset due to the uncertainty as to whether the asset will be utilized in the near future.

         D. Carryforward losses:

         As of December 31, 1999, the Subsidiary has Israel carryforward tax losses, unlimited in time, in the aggregate amount of $2,400.

NOTE 8.  STOCK OPTIONS AND WARRANTS

         The Company accounts for stock-based compensation using the fair value method prescribed in SFAS No. 123 "Accounting for Stock-Based Compensation", under which compensation cost for all stock options and warrants issued (both vested and non-vested) is measured at the grant date based on the fair value of the options and warrants. Such cost is recognized over the service period (the contract period).

         The fair value of the options and warrants described below is estimated at the date of the grant using the minimum value option valuation model with the following assumptions: risk free interest rate of 6%, dividend yield of 0%, volatility factors of the expected market price of the Company's stock of 0% and the expected life of an option of three years.

         Stock-based compensation charged to operations was $62 and $77 for the years ended December 31, 1999 and 1998, respectively.

         A. STOCK OPTIONS - EQUITY COMPENSATION PLAN

         In 1999 and 1998, the Parent granted options to officers, directors, employees, consultants, advisors and others to purchase up to approximately 282,000 of the Parent's common stock, after giving effect to a stock dividend described in Note 1. The common stock options have exercise prices of $.10 per share and expire at various dates after the grant date.

         B. WARRANTS

         1. PREFERRED STOCK WARRANTS

         In 1999 and 1998, the Parent issued warrants to purchase up to 341,971 shares of the Parent's preferred stock (after giving effect to a stock dividend described in Note 1) to certain stockholders. Substantially all of the warrants are exercisable at $1.39 per share and expire at various dates after the grant date.

         2. COMMON STOCK WARRANTS

         In 1999 and 1998, in connection with the sale of the Company's stock, the Company granted warrants to three consultants for the purchase of up to 132,142 shares of common stock, after giving effect to the stock dividend described in Note 1. Substantially all of the warrants are exercisable at $1.39 per share and expire at various dates after the grant date.

NOTE 9.  SUBSEQUENT EVENT

         On April 26, 2000, the Parent lost its Charter in the State of Delaware due to its failure to file annual Delaware franchise tax reports for 1998 and 1999. As a result, the Parent lost the right to use the name "Lognet, Inc.". The Parent is currently attempting to reincorporate in Delaware under the name "Lognet 2000, Inc.".